July 30, 2019

Mark J. Murphy
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

       Re: Qorvo, Inc.
           Form 10-K for the Fiscal Year Ended March 30, 2019
           Filed May 17, 2019
           File No. 001-36801

Dear Mr. Murphy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 30, 2019

Notes to Consolidated Financial Statements
Note 11. Restructuring, page 67

1. Please revise this note in future filings to provide all the disclosures required by ASC 420-
      10-50, including the reconciliation of the beginning to ending liability balances for each major type of cost associated with the activity as called for by ASC 420-10-50-1-b.2. See also SAB Topic 5.P.4.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark J. Murphy
Qorvo, Inc.
July 30, 2019
Page 2

        You may contact Gary Newberry at (202) 551-3761 or Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671 with any questions.



FirstName LastNameMark J. Murphy                        Sincerely,
Comapany NameQorvo, Inc.
                                                        Division of Corporation
Finance
July 30, 2019 Page 2                                    Office of Electronics
and Machinery
FirstName LastName